Exhibit 4.15

LOAN AGREMENTS ASSIGNMENT

THIS ASSIGNMENT OF LOAN AGREEMENTS (this “Assignment”) made as of the 12th day of December, 2013 by HELMIR S.A., a Uruguayan company, having an address at Colonia N° 840, Office N° 403, Montevideo, Uruguay, (“Assignor”), to BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRICOLAS, a Brazilian company, having an office at Av. Faria Lima Nº 1309, 5th Floor, São Paulo, Brazil ](in such capacity, together with its successors and permitted assigns, “Assignee”).

In consideration of eight millions nine hundred eighteen thousand and seven hundred eleven (US$8.918.711 ) (“Assignment Price”) sum which shall be payable as follows:

Assignee shall deposit with in Assignor´s Account N° 36916897 from Citibank, Swift CITIUS33, ABA 021000089 within 2 Business Days from the date hereof, by Bank transfer, an amount equal to one million USA Dollars (US$1.000.000) (the “Downpayment”), and

The balance of the Assignment Price in the amount seven million, nine thousand and eighteen, seven hundred and eleven US Dollars (US$ 7.918.711) shall be paid in the day that is one year from the date hereof (the “Balance Payment Date”), together with any interests accrued pursuant to the provision below, to Assignor by wire transfer of immediately available funds to Assignor. If the Balance Payment Date is not a business day the payment shall be made , time being of the essence. “Business Day” or “business day” shall mean, any calendar day other than Saturday and Sunday or other day on which commercial banks in the cities of São Paulo/SP, Brazil are authorized by applicable law to close.

The balance amount of the Assignment Price detailed above shall accrue an annual interest rate of seven percent (7%), pro rata, during the period beginning on the date hereof and ending on the day of the actual payment of such balance.

Assignor shall receive the amounts detailed herein free from any tax, cost or fee retention.

The evidence of the electronic transfer of the amounts indicated above to the bank account of the Assignor indicated above shall serve as payment slip and receipt of settlement for all due purposes and effect of law.

Assignor does hereby assign, transfer and set over unto Assignee, all of the right, title and interest of Assignor has in the following loans agreements: (i) Loan Agreement entered into and between Helmir and the Cresca S.A. dated February 15th, 2012; (ii) Loan Agreement entered into and between Helmir and the Cresca S.A. dated July 1st, 2011; (iii) Loan Agreement entered into and between Helmir and the Cresca S.A dated August 2nd, 2010; (iv) Loan Agreement entered into and between Helmir and the Cresca S.A dated October, 5th, 2011; (v) Loan Agreement entered into and between Helmir and the Cresca S.A dated November 23rd, 2010; (vi) Loan Agreement entered into and between Helmir and the Cresca S.A dated May 4th, 2012; (vii) Loan Agreement entered into and between Helmir and the Cresca S.A dated April, 5th, 2011; (viii) Amendment to Loan Agreements dated June, 4th 2013 (together, the “Loan Agreements”); together with all future income, profits, fees and other benefits thereof arising from the Loan Agreements, all modifications, renewals and extensions thereof and any guaranties, if any, of the Assignor’s obligations under the Loan Agreements. Copies of the Loan Agreements are annexed hereto as Exhibit A and made a part hereof .

Assignor hereby covenants and warrants to Assignee, that Assignor has not executed any prior assignment of any the Loan Agreements which shall be effective after the date hereof, other than to Assignee, nor has Assignor performed any act or executed any other instrument which might prevent Assignee from operating under any of the terms, provisions, covenants and conditions of this Assignment or which would limit Assignee in such operation; and Assignor further covenants and warrants to Assignee that Assignor has not executed or granted any modification whatsoever of any the Loan Agreements, except as herein indicated, and that the Loan Agreements are in full force and effect, and that there are no material defaults now existing under the Loan Agreements.

Promptly after the funds are received in the Assignor´s Bank Account, Assignor will send a notice similar to the letter detailed in Exhibit B, to inform the Cresca S.A. that the Loan Agreements had been assigned to the Assignee.

Default

A.	Assignee Default; Termination by Assignor.

(i)	This Agreement may be terminated by Assignor by providing written notice of such termination to Assignee if there is a material breach or default by Assignee in the performance of its obligations under this Agreement which breach or default remains uncured for more than thirty (30) days after written notice of such breach or default is given to Assignee by Assignor.

(ii)	In the event of a material breach or default by Assignee in the performance of its obligations hereunder, at its option, “Default” “(A)” Assignor shall have the right to either (a) seek specific performance of this Agreement, or (b) receive the Downpayment as liquidated damages. The rights of Assignor under this Section 10(A) shall be the sole and exclusive remedy under this Agreement for such breach or default by Assignee. Assignor agrees to, and does hereby, waive all other remedies against Assignee under this Agreement which Assignee might otherwise have at law or in equity by reason of such default by Assignor.

B.	Assignor Default; Termination by Assignee.

(i)	This Agreement may be terminated by Assignee by providing written notice of such termination to Assignor if there is a material breach or default by Assignor in the performance of its obligations under this Agreement which breach or default remains uncured for more than thirty (30) days after written notice of such breach or default is given to Assignor by Assignee.

(ii)	In the event of a material breach or default by Assignor in the performance of its obligations hereunder, in lieu of terminating this Agreement pursuant to Section “Default”, “(B)”, “(i)”, Assignee may seek specific performance of this Agreement.

C.	Special Damages. Under no circumstances shall Assignor or Assignee have the right to seek consequential, punitive, indirect or special damages as a result of either party’s failure to comply with the terms of this Agreement.

1.	Nothing contained in this Assignment and no act done or omitted by Assignee pursuant to the powers and rights granted to Assignee hereunder shall be deemed to be a waiver by Assignee of any of Assignee’s rights and remedies hereunder. This Assignment is made and accepted without prejudice to any of such rights and remedies possessed by Assignee, and said rights and remedies may be exercised by Assignee either prior to, simultaneously with, or subsequent to any other action taken by Assignee hereunder or thereunder.

2.	All notices, demands or documents which are required or permitted to be given or served under this Assignment shall be given in the manner and to the parties as provided in the AGREEMENT OF PURCHASE AND SALE OF MEMBERSHIP INTERESTS, it being understood that, for purposes of this section, references to Agrotech S.A. shall be deemed as references to the Assignor.

3.	This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with, the laws of the State of New York. Purchaser and Seller irrevocably submit to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County and (b) the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Purchaser and Seller irrevocably and unconditionally waive trial by jury and irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County and (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, under the law of the State of New York, parties will try to reach an understanding about that provision in order to make it valid and enforceable under the law of the State of New York; if parties does not reach an understanding, they will appoint one law firm each (or one law firm if parties agreed to do so) and summit the re-writing of the provision that is invalid or unenforceable to the law firm designated.

IN WITNESS WHEREOF, Assignor has duly executed this Assignment as of the date first written above.

Assignor:

HELMIR S.A.

A Uruguayan limited liability company

By:	/s/ Alejando G. Casaretto
Alejando G. Casaretto
Authorized Signatory

By:	/s/ Mariano Mitelman
Mariano Mitelman
Authorized Signatory

Assignee:

BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRICOLAS

A Brazilian limited liability company

By:	/s/ Julio Cesar de Toledo Piza Neto
Julio Cesar de Toledo Piza Neto
Authorized Signatory

By:	/s/ André Guillaumon
André Guillaumon
Authorized Signatory

Exhibit A

Loan Agreements

Below is a summary of the loan agreements:

Type of Agreement	Execution Date	Lender	Borrower	Principal amount (USD)	Rate	Original Due date	Extended due date	Deadline for the use of the funds	Fines
Loan facility agreement—LC 6	02/08/2010	Helmir – assigned to Brasilagro	Cresca	800,000	12% per year	10/12/2011	31/12/2016	10/11/2011	0.5% per month
Loan facility agreement—LC 7	23/11/2010	Helmir – assigned to Brasilagro	Cresca	720,000	12% per year	10/12/2011	31/12/2016	10/11/2011	0.5% per month
Loan facility agreement—LC 8	05/04/2011	Helmir – assigned to Brasilagro	Cresca	550,000	12% per year	31/01/2014	31/12/2016	10/11/2013	0.5% per month
Loan facility agreement—LC 9	01/07/2011	Helmir – assigned to Brasilagro	Cresca	630,000	12% per year	31/01/2014	31/12/2016	10/12/2013	0.5% per month
Loan facility agreement—LC 10	05/10/2011	Helmir – assigned to Brasilagro	Cresca	1,000,000	12% per year	31/01/2014	31/12/2016	31/12/2013	0.5% per month
Loan facility agreement—LC 11	15/02/2012	Helmir – assigned to Brasilagro	Cresca	1,100,000	12% per year	31/01/2014	31/12/2016	31/12/2013	0.5% per month
Loan facility agreement—LC 12	04/05/2012	Helmir – assigned to Brasilagro	Cresca	1,100,000	12% per year	31/01/2014	30/11/2016	31/12/2013	0.5% per month
Loan facility extension agreement	04/06/2013	Helmir – assigned to Brasilagro	Cresca

Exhibit B

[_], [_] de [_] de 2013

Señores

Cresca S.A.

Av. Bernardino Caballero 219 c/Mcal. López

Asunción, República del Paraguay

Presente

De mi consideración:

Tenemos el agrado de dirigirnos a Cresca S.A. (“Cresca”) en nuestro carácter de apoderados de Helmir S.A. (“Helmir”) a los fines de notificarle que en el día de la fecha Helmir ha cedido todos los contratos de préstamo que Cresca había suscripto con Helmir (los “Contratos”), a favor de Brasilagro Companhia Brasileira de Propriedades Agricolas (“Brasilagro”), una compañía brasilera con domicilio en [_], según el siguiente detalle:

-	Contrato de Préstamo de fecha 2 de agosto de 2010;

-	Contrato de Préstamo de fecha 23 de noviembre de 2010;

-	Contrato de Préstamo de fecha 5 de abril de 2011;

-	Contrato de Préstamo de fecha 1 de julio de 2011;

-	Contrato de Préstamo de fecha 5 de octubre de 2011;

-	Contrato de Préstamo de fecha 15 de febrero de 2012;

-	Contrato de Préstamo de fecha 4 de mayo de 2012; y

-	Enmienda a Contratos de Préstamo de fecha 4 de junio de 2013;

Una vez notificada la presente, Brasilagro tendrá los mismos beneficios, derechos, acciones y obligaciones que tenía Helmir bajo los Contratos.

Sin otro particular, saludo a Uds. muy atentamente.

P/ Helmir S.A.

Apoderado	Apoderado